FIFTH THIRD BANCORP



acquisition of

OLD KENT FINANCIAL CORPORATION



November 20, 2000

Forward-Looking Statement

This document contains forward-looking statements about Fifth Third Bancorp ("Fifth Third" or "FITB"), Old Kent Financial Corporation ("Old Kent" or "OK") and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made in connection to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third and/or the combined company. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business in which Fifth Third and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could effect the financial results of Fifth Third after the merger are included in Fifth Third's and Old Kent's filings with the SEC. These documents are available free of charge at the SEC's website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Disclosure

Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Fifth Third and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third and Old Kent at the Securities and Exchange Commission's website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Old Kent.

Fifth Third and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third.

Transaction Summary

Transaction Summary

Exchange Ratio:	**0.74 Fifth Third Shares per Old Kent Share**
Price per Old Kent Share:	$ 35.57 [1]
Transaction Structure:	Pooling-of-interests Tax-free exchange 19.9% Lock-up
Transaction Value:	$4.9 billion [2]
Board Representation:	3 Additional Directors to Fifth Third Bancorp Board
Expected Closing:	Second Quarter 2001
Expected Restructuring Charges:	$235 million, after-tax
Due Diligence:	Completed (including credit, operations and mortgage)
Required Approvals:	Regulatory Fifth Third Shareholders Old Kent Shareholders
Management:	Significant roles for Old Kent Management

(1) Based on FITB closing price of $48.0625 on November 17, 2000.
(2) Based on 138.3 million average fully diluted shares outstanding for 3Q00.

Transaction Summary

Transaction Rationale

- Completely consistent with stated strategies
- Expansion into Michigan and Chicago has been a priority
- Acquire significant market share (top 5 position) in 2 new markets
- #2 deposit market share in key MSAs within the 5 states we serve
- Excellent growth opportunity in the highly populated midwestern MSAs
- Attractive Old Kent Trust & Commercial banking platform in new markets
- Management accretive

Financially Attractive

- Immediately accretive, before synergies
- High IRR transaction
- Maintains high net income and revenue growth rates
- No diminution of superior performance measures
- Disciplined pricing

Minimal Risk

- Consistency in credit culture & operating philosophies
- Extremely conservative synergies assumptions - $ and timing

Transaction Rationale

Transaction Rationale

✔ **Expansion into attractive Michigan & Chicago markets**

➤ Combined franchise achieves a leading position in Michigan

- ranks #3 at 9.4% share with $10.6 billion in deposits
- Michigan is 10th largest deposit market in US, with $126 billion

➤ Adds a very strong Chicago franchise

- ranks #5 at 3.6% share with $5.9 billion in deposits

➤ Enhances Fifth Third's position in Illinois

- ranks #5 at 3.1% share with $6.7 billion in deposits
- Illinois is 4th largest deposit market in US, with $224 billion

✔ **Adds over 1 million customers to Fifth Third franchise**

✔ **Incremental franchise area has 16 million potential customers for Fifth Third**

✔ **Achieves in one transaction what would otherwise require several transactions**

N.B. Source: SNL Branch Migration Datasource as of June 30, 1999.

Extension of Franchise

Dollars in billions.


Traverse City
Grand Rapids
Lansing
Flint
Detroit
Cleveland
St. Joseph
Chicago
Kalamazoo
Fort Wayne
Columbus
Indianapolis
Cincinnati
Lexington
St. Louis
Louisville
Fifth Third
Old Kent

Largest MSAs of Pro Forma Franchise

	Combined Company			
	Rank	Deposits	Mk. Share	Branches
Chicago	5	$5,870	3.6%	75
Cincinnati OH-KY-IN	1	5,700	22.1	115
Grand Rapids-Muskegon-Holland MI	1	4,604	40.0	86
Dayton-Springfield OH	1	2,466	25.3	51
Columbus OH	3	2,420	11.5	62
Cleveland-Lorain-Elyria OH	6	2,075	4.5	62
Toledo OH	1	1,848	26.0	34
Detroit MI	8	1,689	2.8	60
Evansville-Henderson IN-KY	2	1,448	33.6	31
Indianapolis IN	3	1,437	7.3	52

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

9

Unique Consolidation Opportunity

✓ **Achieves in one transaction what would otherwise require several transactions**

✓ **Adds significant Trust and Commercial Banking businesses that may not be fully developed in other potential acquisition opportunities**

Michigan		Market Share
1	Bank One Corp.	15.9%
2	Comerica Inc.	14.2
3	**FITB / OK**	**9.4**
4	National City Corp.	8.9
5	ABN AMRO	8.2
6	Michigan National	7.2
7	Huntington Bancshares	4.2
8	Citizens Banking Corp.	3.5
9	Charter One Financial	3.2
10	Chemical Financial	3.2

Chicago MSA		Market Share
1	Bank One Corp.	17.5 %
2	ABN AMRO	14.4
3	Bank of Montreal	5.1
4	Northern Trust Corp.	5.1
5	**FITB / OK**	**3.6**
6	Citigroup Inc.	2.6
7	Charter One Financial	2.3
8	First Midwest Bancorp	2.1
9	Bank of America Corp.	2.1
10	MAF Bancorp Inc.	1.8

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Significant Presence and Upside for Growth

✓ **Only 1 out of 16 possible households is a Fifth Third customer**

✓ **Best major-MSA concentration**

✓ **Familiar Fifth Third competitors**

✓ **Fragmented market**

Ohio

		Deposits	Branches	Market Share
	Population	11.2 million		
	National Rank	7th		
1.	Key Corp	$18,953	225	12.1%
2.	Fifth Third	16,408	378	10.5
3.	National City Corp.	15,624	349	10.0
4.	Bank One Corp.	15,168	276	9.7
5.	US Bancorp	9,034	307	5.8

Indiana

		Deposits	Branches	Market Share
	Population	5.9 million		
	National Rank	14th		
1.	Bank One Corp	$12,333	219	17.5%
2.	National City Corp.	7,053	202	10.0
3.	FITB / OK	5,386	162	7.7
4	Old National Bancorp	4,270	104	6.1
5.	1st Source Corp.	2,182	44	3.1

Michigan

		Deposits	Branches	Market Share
	Population	9.8 million		
	National Rank	8th		
1.	Bank One Corp	$18,008	259	15.9%
2.	Comerica Inc.	16,053	251	14.2
3.	FITB / OK	10,604	269	9.4
4.	National City Corp.	10,040	275	8.9
5.	ABN AMRO	9,268	151	8.2

Illinois

		Deposits	Branches	Market Share
	Population	12.1 million		
	National Rank	5th		
1.	Bank One Corp	$30,166	244	13.8%
2.	ABN AMRO	23,260	122	10.6
3.	Bank of Montreal	15,813	134	7.2
4.	Northern Trust Corp.	8,285	17	3.8
5.	FITB / OK	6,718	94	3.1

Kentucky

		Deposits	Branches	Market Share
	Population	4.0 million		
	National Rank	25th		
1.	National City	$4,549	114	9.4%
2.	US Bancorp	4,036	134	8.4
3.	Bank One	3,995	68	8.3
4.	PNC Bank	3,322	56	6.9
5.	Fifth Third	2,589	97	5.4

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Similar Market Territory

Top 10 States for Business Expansion in 1999:

New / Expanded Facilities

✔ 1. Michigan……….…..…… 2,174
2. California…….……..…. 2,137
✔ 3. Ohio…...……….…..….…1,141
4. Texas………..……….......…939
5. New York……….…..……..934
✔ 6. Illinois…...……….....…….872
7. North Carolina………..…..793
8. Minnesota…………..…….435
9. Pennsylvania…….…..…….386
10. Virginia..……….…...……. 357

New Manufacturing Plants

1. California ……….....…...…432
✔ 2. Michigan ……….…….….…296
✔ 3. Ohio…...……..……..……....200
✔ 4. Illinois ……..……….….……168
5. Texas ……...……...…...….…137
6. New York ...…………......117
7. North Carolina……….......... 110
8. Virginia ……...……...…… 87
9. Pennsylvania……...…..…….. 76
10. Minnesota…………...……... 72

Top 3 Metropolitan areas for Total Facilities

✔ 1. Detroit
✔ 2. Chicago
3. Orange County

Source: Site Selection Magazine's "Top 10" States.

Transaction Rationale

✓ **Completely Consistent With Stated Fifth Third Strategy**

➤ Consistent Markets and Demographics

➤ Consistent Credit and Operating Philosophy

➤ Consistent Business Lines

➤ Builds on Fifth Third's Decentralized Affiliate Bank Structure

➤ Compatible Risk Philosophy

Expands Revenue Potential

✓ **Core Businesses Complimented by Other Business Expertise**

Fifth Third

Mid-sized Business Banking

Retail Banking

Wealth Management
- Trust AUM $22.2b
- Mutual Funds $5.3b

Deposit generation

Robust fee income growth

Merchant processing

EFT processing

Old Kent

Small & Middle-Market Business Banking

Retail Banking

Wealth Management
- Trust AUM $11.9b
- Mutual Funds $6.5b

Local management talent

High customer affinity

Uninterrupted Growth Story

✔ **Fifth Third and Old Kent combined will continue to generate high revenue growth rates**

✔ **Sources of revenue growth:**

Attractive new markets for Fifth Third products:

↑ Duplicate FITB's deposit campaign successes in new markets

↑ Sell MPS' e-commerce solutions in new markets

↑ Enrich Commercial and Investment Advisory revenue mix

Achieving FITB results on OK's deposit base is a $48 million per year revenue opportunity :

↑ Improve Old Kent's fee income to net revenue ratio*: FITB= 38%; OK= 26%

↑ Ratio of deposit fee revenue to core deposits: FITB = 1.54%; OK = 0.97%

* Ratios calculated excluding mortgage banking fees.

Financially Attractive

Consistent Shareholder M&A Focus

✓ **Immediately accretive to EPS, before cost savings**

	Estimated EPS Accretion
2001 No Synergies	9.4%
2001 with Phased-in Synergies (a)	11.3
2002 with Phased-in Synergies (a)	12.5

✓ **Conservative, identifiable and readily achievable cost savings**

➤ Only 20% of Old Kent overhead

➤ Realistic Savings Timetable: 25% in '01   75% in '02   and 100% in '03

➤ Goal: - Protect and grow revenues

  - Positioned to roll-out typical Fifth Third enhancement programs

✓ **IRR well above cost of capital with conservative assumptions**

(a) Assumes cost savings equal to 20% of Old Kent's controllable non-interest expenses phased-in at 25% in 2001 and 75% in 2002

Consistent Shareholder M&A Focus

✓ <u>No</u> revenue enhancements assumed, but long standing track record of improving performance and revenue

✓ Significant potential for revenue and productivity improvements

	Fifth Third	Old Kent
- Net income per FTE	$76.4k	$35.6k
- Net revenue per FTE	$226k	$141k
- Earning assets per FTE	$3.7m	$2.2m
- Efficiency ratio	41.3%	56.6%

✓ Demonstrated performance with CNB acquisition

- Net income per FTE at announcement (6/99)	$35.0k
- Consol. Indiana NI per FTE - Q3 2000	$77.8k

Disciplined Pricing

| | Fifth Third Multiples | FITB / OK Transaction Multiples | | Selected [3] Transaction Multiples | | Peer Market [4] |
		Absolute	Relative [2]	Absolute	Relative [2]	
Price as a Multiple of:						
LTM EPS	26.9 x	15.7 x	58.5%	14.8 x	91.3 %	16.0x
2001E EPS	22.0	14.2	64.5	13.2	100.5	13.3
2001E EPS Adj. for Synergies [1]	22.0	11.2	51.0	11.8	77.3	---
Book Value	4.43	2.88	65.0	2.34	70.6	2.46
Tangible Book Value	4.93	3.12	63.3	2.69	69.0	2.83
Pro Forma Target Ownership		18 %		16%		

(1) Assumes synergies are fully phased-in in 2001.
(2) Represents transaction multiple as a percentage of Fifth Third multiple.
(3) Median of the following transactions: CMA/IMP, FSR/USB, FBF/SUB, MTB/KSTN, WFC/FSCO, NCBC/CCB, BBT/OV, FITB/BNK, FSR/MTL, FBF/BKB.
(4) High Performing Bank Peer Group median include: MI, MRBK, MTB, NCBC, TCB, ZION.

Ongoing Superior Performance Measures

LTM - 9/00	Fifth Third	Old Kent	Pro Forma Combined [1]
ROACE	20.0 %	20.7 %	21.8 %
ROAA	1.94	1.47	1.93
Efficiency Ratio [2]	41.3	56.6	42.9
Tangible Common Ratio	8.91 %	6.50 %	8.09 %
Leverage Ratio	9.99	7.24	9.04

(1) LTM 9/30 pro forma combined for ROACE, ROAA and Efficiency Ratio assuming full 20% of Old Kent controllable non-interest expenses, and excludes non-recurring items.
(2) LTM 9/30 excludes amortization of intangibles.

FITB Continues to Deliver Industry-Leading Returns

ROE [1]

1	Bank Of New York	26.6%
2	Mellon Financial	25.2
3	**FITB / OK** *	**21.8**
4	Northern Trust Corp.	21.8
5	Comerica	21.4
3	US Bancorp (pro forma) *	21.1
7	PNC Financial Serv.	20.8
8	Synovus Financial	20.0
9	FleetBoston Financial	17.8
10	Bank of America	17.1

ROA

1	Mellon Financial	2.11%
2	Synovus Financial	1.94
3	**FITB / OK** *	**1.93**
4	US Bancorp (pro forma) *	1.89
5	Wells Fargo & Co.	1.86
6	Comerica	1.85
7	Bank Of New York	1.83
8	PNC Financial Serv.	1.78
9	National City Corp.	1.56
10	SunTrust Banks, Inc.	1.44

Efficiency

1	US Bancorp (pro forma) *	42.7%
2	**FITB / OK** *	**42.9**
3	Comerica	46.6
4	Bank Of New York	49.5
5	Bank of America	51.4
6	Southtrust Corp.	51.4
7	BB&T Corp.	52.2
8	Wachovia Corp.	54.1
9	FleetBoston Financial	55.5
10	National City Corp.	56.9

LT Growth

1	**FITB / OK**	**16.0%**
2	State Street Corp.	15.0
3	Synovus Financial	15.0
4	US Bancorp	14.0
5	Wells Fargo & Co.	13.0
6	Bank Of New York	13.0
7	Mellon Financial	13.0
8	Northern Trust Corp.	13.0
9	FleetBoston Financial	12.0
10	BB&T Corp.	12.0

Data excludes Citigroup and companies that have announced control sales
(1) For U.S. banking institutions with leverage ratio > 6.75%

LT EPS Growth Rate Source: IBES
* 9/30 LTM combined financial data adjusted to reflect 100% of announced cost savings

Accelerating EPS Growth



- Fifth Third Stand Alone IBES EPS
- Pro Forma EPS

16% CAGR

Post-Transaction: 18+%

Wall Street Estimates: 15%

Year	Value
1995	$0.88
1996	$1.03
1997	$1.17
1998	$1.40
1999	$1.61
2000E	$1.88
2001E	$2.18 / $2.43
2002E	$2.50 / $2.81

N.B. Fifth Third historical EPS restated for 3:2 stock split.

Midwestern Powerhouse with Superior Performance

Traditional Banking

Rank	Institution	Mkt Cap	Price/ 2001E	LTM ROE	IBES L-T Gr. Rate
1	Fifth Third / Old Kent	$27.9	22.0x	21.9%	16.0%
1	Fifth Third	23.0	22.0	20.0	15.0
2	State Street	21.4	30.4	24.9	15.0
3	Synovus	6.5	20.4	19.9	15.0
4	U.S. Bancorp	31.4	10.2	19.9	14.0
5	Wells Fargo	79.7	15.4	17.7	13.0
6	Bank of New York	41.4	24.8	24.6	13.0
7	Mellon Financial	22.8	19.8	24.9	13.0
8	Northern Trust	19.4	34.8	21.8	13.0
9	Bank of America	72.0	7.0	18.3	12.0
10	J.P. Morgan Chase	77.4	9.5	18.1	12.0
11	FleetBoston	37.1	9.2	19.6	12.0
12	BB&T	13.0	12.6	15.5	12.0
13	SunTrust	14.5	9.8	18.8	11.5
14	Old Kent	3.5	10.0	20.7	11.0
15	Comerica	9.2	9.7	20.4	10.5
	Median	$22.9	14.0x	20.0%	13.0%

Growth Financial Services

Rank	Institution	Mkt Cap	Price/ 2001E	IBES L-T Gr. Rate
1	Capital One	$10.3	18.1x	25.0%
2	Charles Schwab	40.8	38.3	20.0
3	MBNA	31.0	19.7	20.0
4	Fifth Third / Old Kent	27.9	22.0	16.0
4	State Street	21.4	30.4	15.0
5	Synovus	6.5	20.4	15.0
6	AXA	23.9	19.8	15.0
7	Citigroup	229.5	16.6	15.0
8	Morgan Stanley	78.3	12.4	14.5
9	AIG	225.2	34.8	14.0
10	American Express	74.6	23.9	13.8
11	Northern Trust	19.4	34.8	13.0
12	Bank of New York	41.4	24.8	13.0
13	Mellon	22.8	19.8	13.0
14	Merrill Lynch	51.7	15.8	13.0
15	Goldman Sachs	42.3	13.4	13.0
	Median	$35.9	20.1x	14.8%

N.B. Implied pro forma market capitalization does not include synergies and based on announced transaction value.

Selected Growth Companies



N.B. Numbers inside bars represent P/2001E to 5-year IBES long-term growth rate. Numbers above bars represent price to 2001 earnings

Consistently Executing
Low Risk Transactions

Low Execution Risk

✓ **Proven acquisition track record augmented by:**

➤ Combination of 2 superior performing banks

➤ Contiguous and similar Midwest markets

➤ Local management teams & traditional affiliate structure

➤ Both institutions on single operating platform

➤ Fifth Third experienced with integrating Old Kent's systems

✓ **Thoughtful & deliberate approach to merger integration**

➤ Conservative assumptions

➤ Realistic timetable (25% in '01….75% in '02….and 100% in '03)

➤ Careful attention to preservation of revenues and growth rates

		Previous FITB Transactions			
		At Announcement		Realized	
Old Kent.			Market		Market
Transaction	In-Market	Extension	In-Market	Extension
Cost Savings as % of Target Overhead	20%	30%	20%	> 35%	> 25%

Consistency of Culture

✓ **Both committed to superior financial performance**

➤ Fifth Third & Old Kent each have over 25 consecutive years of increased earnings

✓ **Commitment to sales culture**

✓ **Top-tier capital ratios and ratings**

➤ Tangible Common Ratio -- to remain at 9.00%*
Leverage Ratio -- to remain at 10.00%*
Ratings -- maintain AA/Aa ratings

✓ **Both Fifth Third and Old Kent maintain pristine asset quality profiles**

Target ratio at closing

Good Balance: Corporate, Retail & Fee Income

✓ **Continuity of business mix**

✓ **Diversified sources**

✓ **Core components:**
 - **Corporate Banking**
 - **Retail Banking**
 - **Fee Generating Businesses**



Net Income Fifth Third

Commercial Banking 30%

Retail Banking 49%

Other 3%

Data Processing 9%

Advisory Services 9%

Net Income Old Kent

Corporate Banking 23%

Retail Banking 44%

Treasury / Other 17%

Mortgage Banking 6%

Investment / Insurance 10%

Pro Forma Net Income

Commercial Banking 29%

Retail Banking 44%

Other 6%

Mortgage Banking 5%

Data Processing 7%

Advisory Services 9%

N.B. Segment data shown for the nine months ended September 30, 2000 28

Consistency of High Credit Quality Culture

✓ **No borrower or sector concentration issues**

✓ **Average commercial loan balance = $2.8 m**

✓ **History of high reserve coverage & low charge-offs**



NPAs / Loans + Leases + OREO

Loan Loss Reserve / NPAs

Net Charge-offs / Avg Loans

NB: Large Cap Bank Index includes
BAC, BK, CMA, CMB, FBF, FSR, FTU, KEY, MEL, ONE, PNC, STI, USB, WB, WFC
* Pro forma combined Fifth Third and Old Kent

29

Management Accretive

✓ **Adds experienced local management to expand Fifth Third's affiliate bank network**

✓ **Additional product line depth in Investment Advisory, Commercial and Residential Mortgage**

✓ **Old Kent Management has same shareholder focus**

Name	Age	New Position
David J. Wagner	46	Chairman & CEO - Michigan Bank
Robert H. Warrington	53	President - Mortgage Banking Business
Kevin T. Kabat	43	President - Grand Rapids Affiliate

Maintain Decentralized Structure

✔ **Fifth Third affiliate bank structure designed to:**

- ➤ Enhance growth

- ➤ Clear and local sales accountability and communication

- ➤ All product-lines report to local affiliate CEO

- ➤ Significant "at-risk" salesperson compensation structure

✔ **Local management and boards to best serve customers**

✔ **Transaction creates 3 new Fifth Third affiliates:**

- ➤ Grand Rapids

- ➤ Chicago (combined with existing Northern Indiana Fifth Third affiliate)

- ➤ Detroit

- ➤ Northern Michigan

FITB Affiliate Banks

✔ **Old Kent affiliates will represent a significant portion of the combined franchise**

FITB Affiliates	Assets	Deposits	Branches	President	Years @ 5/3	
Cincinnati	$11.7	$8.0	100	G. Schaefer, Jr.	28	
Grand Rapids	*12.1*	*7.9*	*173*	*K. Kabat*	*---*	*OK Affiliate (c)*
Chicago	*8.0*	*6.7*	*100*	*B. Stamper (a)*	*14*	*OK Affiliate*
Southern Indiana	5.1	2.4	58	J. Daniel (b)	1	
Dayton	4.9	2.8	65	D. Sadlier	9	
Detroit	*3.7*	*3.0*	*74*	*TBD*	*---*	*OK Affiliate*
Columbus	4.1	2.5	59	P. Fehring	20	
Toledo	4.1	2.6	44	B. Sullivan (b)	1	
Central Indiana	3.9	2.6	82	M. Alley	14	
Cleveland	3.7	2.4	75	R. King	24	
Northern Michigan	*1.5*	*1.1*	*21*	*TBD*	*---*	*OK Affiliate*
Louisville	2.0	1.0	40	J. Gaunt	31	
Northern Kentucky	1.3	0.9	28	T. Rawe	24	
Arizona	1.0	0.4	11	B. Robert (b)	2	
Lexington	1.0	0.4	17	S. Barnes	6	
Ohio Valley	1.0	0.6	23	S. Greenlee	10	
Florida	0.5	0.3	10	C. Kvetko	12	

(a) Current Fifth Third executive.
(b) Indicates executives who have joined FITB from acquired institutions.
(c) Includes pending acquisitions.

Record of Successful Acquisition Integration

✓ **Proven ability to improve target profitability**

✓ **Fifth Third has always delivered on acquisition promises**

Affiliate	Year Acquired	ROA at Purchase	2000 ROA	% of Market Cap
Central Indiana (CNB Bancshares)	1999	1.38%	1.75%	
Southern Indiana (" ")	1999	1.42	1.50	9.9%
Northern Indiana (" ")	1999	1.00	1.33	
Western Ohio (CitFed*)	1998	0.87	1.64	4.7
Columbus, Ohio (State SB*)	1998	1.26	2.08	5.4
Louisville, Kentucky (Cumberland*)	1994	0.85	1.62	4.1
Northwestern Ohio	1989	0.97	2.18	20.1

Thrift Institution

Perspective on Deal Size

✓ **No dimunition of FITB culture, OK easily assimilated**

✓ **Fifth Third's most recent acquisition (CNB) is fully integrated and performing at FITB performance levels**

✓ **As compared to many recent bank M&A transactions:**

➤ Low deal value as % of market capitalization

➤ Lower year 1 phased-in cost savings assumptions

➤ Strong financial position affords Fifth Third the opportunity to preserve revenues and growth rates

✓ **IRR estimate exceeds previous Fifth Third transaction IRRs**

Linking Share Ownership to Behavior

✓ **Implementation of Fifth Third's incentive programs**

✓ **Key components**

- Performance based incentive compensation
- Variable bonus level tied to high performance targets
- All front-line managers have and will continue to participate in
    Fifth Third option grant program
- Significant personal investment by Fifth Third team in FITB stock
- Old Kent executives will have significant ownership as well

✓ **Share ownership mindset:**

	FITB	OK
● % of Employees Owning Shares	77%	33%
● # of Officers Receiving Options	2,250	1,750
● % ownership by Employees & Directors	9.7%	6.5%

Pro Forma Financial Impact

Immediately Accretive to EPS

Dollars in millions, except per share amounts.

Projected Net Income	2001	2002
Fifth Third	$1,038	$1,190
Old Kent	346	373
Pro Forma Combined	$1,384	$1,563
After Tax Cost Savings [1]	23	69
Pro Forma Earnings	$1,407	$1,632
Average diluted shares O/S (millions) [2]	580	580
Pro Forma EPS	$2.43	$2.81
Fifth Third Stand-Alone EPS	2.18	2.50
EPS Accretion	**11.3%**	**12.5%**

N.B. Earnings based on mean IBES estimates as of November 16, 2000 and 9/30/00 average FD shares outstanding.
(1) Assumes synergies are 25% realized in 2001, and 75% in 2002, and 100% thereafter.
(2) Pro forma.

Conservative Cost Savings

Dollars in millions.

	Old Kent LTM [1]	Cost Takeout	% of Old Kent
Salaries & Benefits	$377	$95	25 %
Occupancy & Equipment	110	16	14
Other	224	31	14
Total	**$711**	**$142**	**20 %**
Taxes		(50)	
Cost Takeouts (After-Tax)		$92	

N.B. Synergies are expected to be realized 25% in 2001, 75% in 2002, and 100% thereafter.
(1) Excludes amortization of intangibles and non-recurring expenses.

Merger Related Charges

Dollars in millions.

Employee-related Costs	$77
Conversion Costs	50
Duplicate Facilities / Equipment	39
Conforming Policies / Balance Sheet [1]	80
Other	58
Total (pre-tax)	**$304**
Total (after-tax) [2]	**$235**

(1) Approximately equally divided between conforming credit adjustments and balance sheet items.
(2) Effective tax rate reflects impact of nondeductible items.

Transaction Summary

✔ **Good fit with Fifth Third existing business**

✔ **Enhances revenue growth potential**

✔ **Financially compelling - overall and on a per share basis**

✔ **Low execution risk**

✔ **Example of Fifth Third financial strength and valuation providing flexibility to acquire attractive businesses**

Appendix

Combined Balance Sheet

Dollars in millions.

	Fifth Third	Old Kent	Pro Forma
Cash & Securities	$15,872	$4,660	$20,532
Gross Loans	26,299	15,617	41,916
Allowance for Loan Losses	(384)	(224)	(608)
Other Assets	2,609	2,466	5,075
Total Assets	$44,396	$22,519	$66,915
Deposits	$25,474	$16,758	$42,232
Other Liabilities	14,313	4,059	18,372
Capital Securities	173	100	273
Total Equity	4,436	1,602	6,038
Total Liabilities & Equity	$44,396	$22,519	$66,915

N.B. Financial data as of September 30, 2000.

Loan Comparison

Dollars in millions.

	Fifth Third		Old Kent		Pro Forma	
	Loans	%	Loans	%	Loans	%
Commercial & Industrial	$8,665	33%	$4,277	27%	$12,942	31%
Commercial Real Estate	2,878	11	3,190	20	6,068	14
Construction	1,220	4	1,644	11	2,864	7
Residential Real Estate	5,238	20	1,328	9	6,566	16
Consumer	8,298	32	5,178	33	13,476	32
Total	$26,299	100%	$15,617	100%	$41,916	100%
Yield		8.47%		9.03%		8.67%

N.B. Financial data as of September 30, 2000.
.

43

Deposit Comparison

Dollars in millions.

	Fifth Third		Old Kent		Pro Forma	
	Deposits	%	Deposits	%	Deposits	%
Demand Deposits	$4,041	16 %	$2,239	13 %	$6,280	15 %
Int.-bearing Transaction	9,863	39	6,145	37	16,008	38
Time & Foreign	11,570	45	8,374	50	19,944	47
Total	**$25,474**	**100.0 %**	**$16,758**	**100 %**	**$42,232**	**100.0 %**
Rate		4.03 %		4.28 %		4.12 %

N.B. Financial data as of September 30, 2000.
.

Noninterest Income Comparison

Dollars in millions.

	Fifth Third		Old Kent		Pro Forma	
	Amount	%	Amount	%	Amount	%
Investment Advisory	$195	20 %	$85	19 %	$280	20 %
Insurance	---	---	24	5	24	2
Data Processing	224	23	---	---	224	16
Service Charges on Deposits	207	21	81	18	288	20
Mortgage Banking	82	8	183	40	265	18
Other	260	28	82	18	342	24
Securities Gains	2	---	---	---	2	---
Total	**$970**	**100 %**	**$455**	**100 %**	**$1,425**	**100 %**

N.B. Financial data is for the twelve months ended September 30, 2000.

Credit Quality

	Fifth Third	Old Kent	Pro Forma
Allowance / Loans + Leases	1.48%	1.43 %	1.47%
Net Charge-offs / Average Loans + Leases	0.28	0.25	0.27
NPA's / Loans + Leases + OREO	0.65	0.75	0.69
Allowance / Non-performing Assets	228	190	213

N.B. Non-performing assets include loans + leases 90 or more days past due still accruing.
Financial data as of September 30, 2000.